UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 05, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 December 2024 entitled ‘CMA APPROVES MERGER OF VODAFONE AND THREE IN UK’.

5 December 2024

CMA APPROVES MERGER OF VODAFONE AND THREE IN THE UK

●        Merger creates a new force in UK mobile, unleashing more competition and investment to transform the UK telecoms landscape

●        Committed £11 billion investment programme to build the UK's biggest and best network

●        New advanced 5G network will bring vastly superior network quality to tens of millions of consumers and businesses up and down the country

●        Investment will propel the UK's telecoms infrastructure to the forefront of European connectivity

Vodafone and Three welcome today's announcement by the UK's Competition and Markets Authority ("CMA"). After 18 months of detailed and thorough analysis, the CMA has approved the combination of Vodafone and Three in the UK.

The merger is a once-in-a-generation opportunity to transform the UK's digital infrastructure. From the outset, Margherita Della Valle, Vodafone Group's CEO, described the combination as being, "great for customers, great for competition and great for the country." Upon completion, this promise can be turned into reality.

Vodafone and Three have committed to invest £11 billion to create one of Europe's most advanced 5G networks. The new network will reach 99% of the population and benefit over 50 million customers1, through significantly better quality, greater reliability and enhanced capacity for handling ever-increasing data demand. This demand is set to accelerate further with more widespread adoption of new technology, such as AI.

Great network connectivity is critical to so many elements of our daily life and is central to the UK's economic growth ambitions. Businesses large and small depend on high-quality connectivity and advanced 5G is also crucial for the growth of the UK's science and technology sectors, as well as improving public services and narrowing the digital divide.

The combination creates a new, stronger player in UK mobile, with the scale to drive more intense competition across both the retail and wholesale markets.

The £11 billion network investment will require no public funding and, as highlighted by the CMA, will "boost competition between the mobile network operators in the long term, benefiting millions of people who rely on mobile services."

Margherita Della Valle said: "Today's decision creates a new force in the UK's telecoms market and unlocks the investment needed to build the network infrastructure the country deserves. Consumers and businesses will enjoy wider coverage, faster speeds and better-quality connections across the UK, as we build the biggest and best network in our home market. Today's approval releases the handbrake on the UK's telecoms industry, and the increased investment will power the UK to the forefront of European telecommunications."

Canning Fok, Deputy Chairman of CK Hutchison and Chairman of CK Hutchison Group Telecom Holdings, said: "We have been operating telecoms businesses in the UK for over three decades and Three UK for the past two. We have invested in the people and the infrastructure, helping to bring the benefits of mobile connectivity to UK businesses and consumers. When Three and Vodafone are combined, CK Hutchison will fully support the merged business in implementing its network investment plan, the cornerstone of today's approval by the CMA, transforming the UK's digital infrastructure and ensuring customers across the country benefit from world-beating network quality."

Vodafone and Three will study the Final Report in detail and will continue to engage with the CMA as they put in place the final undertakings.

The merger is expected to formally complete during the first half of 2025. Vodafone will own 51% of the equity and, after three years following completion and subject to certain conditions, Vodafone may acquire Hutchison's 49% stake via a Put and Call option.

- ends -

1.    The merger will extend the network quality benefits well beyond the merged company's own customer base to VMO2's customers - please see full announcement here.

For more information, please contact:
Vodafone Media	GroupMedia@vodafone.com	Vodafone Investor Relations	Investors.vodafone.com ir@vodafone.co.uk	Three	ed.cropley@teneo.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Three
Three launched in 2003 as the UK's first 3G only network. Today Three is a connectivity company that connects people to people, people to things and things to things and has 10.9 million customers.

Our network today covers 99% of the UK population and we carry 34% of the UK's mobile data traffic.

Three launched 5G in August 2019, and has been recognised by Ookla as having the UK's fastest 5G network.

Three UK is a proud partner of Samaritans, where it will use the strength of its network and technology to connect 1 million people to emotional support.

Three UK is part of the CK Hutchison Holdings Ltd group of companies which has mobile operations in 11 countries. We employ more than 4,800 people across our offices in Reading and Glasgow and our 297 retail stores.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 05, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary